POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

September 28, 2007

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549

Re:	Bekem Metals, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed on April 2, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2007
Filed on August 14, 2007
File No.: 0-50218

Dear Mr. Wojciechowski:

This letter is written in follow up to our letter dated September 13, 2007. In that letter, we informed you that Bekem Metals, Inc. (the “Company”) would not complete its responses to the staff’s comment letter dated September 6, 2007, within the ten business days set forth in said letter. In our letter of September 13, 2007, we indicated that the Company anticipated that it would file its response to the staff’s comment letter by October 1, 2007. The Company will not file its response by October 1, 2007. Rather, the Company now anticipates it will file its response by no later than October 15, 2007.

If you have any questions, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law

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